UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

PRESERVER GROUP, INC. (FORMERLY KNOWN AS MOTOR CLUB OF AMERICA) (Name of Issuer)
COMMON STOCK, PAR VALUE $.50 PER SHARE (Title of Class of Securities)
619823107 (CUSIP Number)
William E. Lobeck, Jr. 1132 S. Lewis Ave. Tulsa, OK 74104-3906 (918) 585-5129 (Name, address and telephone number of person authorized to receive notices and communications)
January 14, 2002 (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box    / /

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

CUSIP No. 619823107	13D	Page 2 of 11 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Archer McWhorter

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 301,635

		(8)	Shared Voting Power 546,790

		(9)	Sole Dispositive Power 301,635

		(10)	Shared Dispositive Power 546,790

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 546,790

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 23.5%

(14)	Type of Reporting Person* IN

CUSIP No. 619823107	13D	Page 3 of 11 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sleepy Lagoon Limited

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 245,155

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 245,155

		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 245,155

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 10.5%

(14)	Type of Reporting Person* PN

CUSIP No. 619823107	13D	Page 4 of 11 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gail McWhorter S.S. No: ###-##-####

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 2,000

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 2,000

		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 0.09%

(14)	Type of Reporting Person* IN

CUSIP No. 619823107	13D	Page 5 of 11

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Alvin E. Swanner

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 301,635

		(8)	Shared Voting Power 546,784

		(9)	Sole Dispositive Power 301,635

		(10)	Shared Dispositive Power 546,784

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 546,784

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 23.5%

(14)	Type of Reporting Person* IN

CUSIP No. 619823107	13D	Page 6 of 11 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Brion Properties, a Louisiana partnership in commendam

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization Louisiana

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 245,149

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 245,149

		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 245,149

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 10.5%

(14)	Type of Reporting Person* PN

CUSIP No. 619823107	13D	Page 7 of 11 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person William E. Lobeck, Jr.

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 503,035

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 503,035

		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 503,035

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 21.7%

(14)	Type of Reporting Person* IN

CUSIP No. 619823107	13D	Page 8 of 11 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Kathryn L. Taylor

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 21,665

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 21,665

		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,665

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 1.0%

(14)	Type of Reporting Person* IN

Schedule 13D

        The persons signing this Schedule 13D Amendment 8 (collectively the "Reporting Persons") hereby amend the statement on Schedule 13D as previously amended (collectively, the "Schedule 13D"), with respect to their beneficial ownership of Common Stock par value $.50 of Preserver Group Inc. (formerly known as Motor Club of America), a New Jersey corporation (the "Issuer" or the "Company"). Capitalized terms not otherwise defined shall have the meaning ascribed to them in Amendment 3.

Item 1. Security and Issuer.

        Common Stock, par value $.50 per share, of the Issuer having principal executive offices at 95 Route 17 South, Paramus, New Jersey 07653.

Item 2. Identity and Background.

        In addition:

a)
Gail McWhorter;

b)
Mrs. McWhorter's business address is 1600 Smith Street, Houston, Texas 77002;

c)
Mrs. McWhorter is retired;

d)
Mrs. McWhorter has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

e)
Mrs. McWhorter has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding is or was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws; and,

f)
Mrs. McWhorter is a United States citizen.

3.    Source and Amount of Funds or Other Consideration.

        No change.

Item 4. Purpose of Transactions

        This Amended Report supplements the prior Item 4.

        Other than Gail McWhorter, the wife of Archer McWhorter, and Kathryn L. Taylor, the wife of William E. Lobeck, each of Messrs. Lobeck, McWhorter and Swanner is a director of the Issuer, and together they constitute the Executive Committee of the Issuer's Board of Directors.

        Except as set forth in Items 3, 4 or 5, none of the Reporting Persons, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        The following table sets forth certain information as to the beneficial ownership of the Issuer's common stock by the Reporting Persons as of the date hereof.

        As of the date hereof, the Reporting Persons own a total of 1,022,870 shares of the Issuer's issued and outstanding common stock plus 597,404 shares to be acquired upon conversion of the Debentures.

Name	Issued Shares		Shares to be Acquired upon Conversion of Debentures
	Shares Beneficially Owned Prior to January 14, 2002
Archer McWhorter	301,635	(a)	201,819	(b)
Sleepy Lagoon, Ltd.	43,336		201,819	(b)
Gail McWhorter	2,000	(c)	-0-
Alvin E. Swanner	301,635		201,818	(d)
Brion Properties	43,331		201,818	(d)
William E. Lobeck	309,268	(e)	193,767
Kathryn L. Taylor	21,665	(f)	-0-
Totals	1,022,870

(a)
The 301,635 shares of the Issuer's common stock beneficially owned by Archer McWhorter are held of record by the McWhorter Family Trust, of which Mr. McWhorter is a Trustee.
(b)
The 201,819 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Sleepy Lagoon, Ltd., a Texas limited partnership of which Mr. McWhorter is the general partner. Such shares will be beneficially owned by Mr. McWhorter.
(c)
Gail McWhorter is the wife of Mr. McWhorter, who disclaims beneficial ownership in such shares.
(d)
The 201,818 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Brion Properties, a Louisiana partnership in commendam of which Mr. Swanner is the general partner. Such shares will be beneficially owned by Mr. Swanner.
(e)
Includes 21,667 shares of the Issuer's Common Stock beneficially owned by William E. Lobeck held of record by the William E. Lobeck Revocable Trust, of which Mr. Lobeck is a Trustee.
(f)
The shares of the issuer's Common Stock beneficially owned by Kathryn L. Taylor are held by the Kathryn L. Taylor Revocable Trust, of which Ms. Taylor is a Trustee. Ms. Taylor is the wife of William E. Lobeck; Mr. Lobeck disclaims beneficial ownership in such shares.

        The Reporting Persons and the Issuer executed the Agreement for Self-Tender Offer, Financing and Second-Step Merger dated January 14, 2002, and Archer McWhorter, Alvin E. Swanner and the Issuer executed the Loan Facility dated January 14, 2002.

        The effect of the Issuer self tender offer and second step merger would be to cash out the public shareholders of Issuer and result in the Reporting Persons owning all of the then issued and outstanding shares of Issuer Common Stock and for Issuer to no longer be listed on the NASDAQ National Market system.

        There have been no transactions in respect of the Issuer's common stock during the past 60 days which are required to be reported in this Item 5 except as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None, other than as described in Items 3, 4 and 5.

Item 7. Material to be Filed as Exhibits.

(a)
Issuer Press Release dated January 15, 2002 incorporated by reference to Issuer Form 8K dated January 15, 2002.
(b)
Agreement for Self-Tender, Financing and Second-Step Merger dated January 14, 2002 among the Reporting Persons and Issuer incorporated by reference to Issuer Schedule TO dated January 15, 2002.
(c)
Loan Facility dated January 14, 2002 among Archer McWhorter, Alvin E. Swanner and Issuer incorporated by reference to Issuer Schedule TO dated January 15, 2002.
(d)
Issuer Schedule TO dated January 15, 2002.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARCHER MCWHORTER
Dated As of January 22, 2002		/s/ ARCHER MCWHORTER
SLEEPY LAGOON LTD.
Dated As of January 22, 2002	By:	/s/ ARCHER MCWHORTER
Name: Archer McWhorter Title: General Partner
GAIL MCWHORTER
Dated As of January 22, 2002		/s/ GAIL MCWHORTER
ALVIN E. SWANNER
Dated As of January 22, 2002		/s/ ALVIN E. SWANNER
BRION PROPERTIES, a Louisiana partnership in commendam.
Dated As of January 22, 2002	By:	/s/ ALVIN E. SWANNER
Name: Alvin E. Swanner Title: General Partner
WILLIAM E. LOBECK
Dated As of January 22, 2002		/s/ WILLIAM E. LOBECK
KATHRYN L. TAYLOR
Dated As of January 22, 2002		/s/ KATHRYN L. TAYLOR